06050006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAMPLAIN ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 NORTH ST.
(No. and Street)

GREENWICH (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY BAKAY, CPA
(Name – *if individual, state last, first, middle name*)

256 COLUMBIA TURNPIKE (Address) FLORHAM PARK (City) NJ (State) 07932 (Zip Code)

PROCESSED
SEP 01 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 25 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 8/31

OATH OR AFFIRMATION

I, SEAN C. TWOHEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAMPLAIN ADVISORS, LLC, as of DECEMBER 31, 2005, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAMPLAIN ADVISORS, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

CHAMPLAIN ADVISORS, LLC

TABLE OF CONTENTS

GREGORY H. BAKAY
Certified Public Accountant • Certified Valuation Analyst

256 Columbia Turnpike • Suite 213A • Florham Park, New Jersey 07932
Phone: 973-377-2117 • Facsimile: 973-377-0115

INDEPENDENT AUDITOR'S REPORT

To the Members of
Champlain Advisors, LLC

I have audited the balance sheets of Champlain Advisors, LLC as of December 31, 2005 and 2004 and the related statements of income, members' capital, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champlain Advisors, LLC at December 31, 2005 and 2004, and the results of their operations, changes in members' capital and their cash flows for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 28, 2006

CHAMPLAIN ADVISORS, LLC
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 167,560	$ 57,026
Receivables from Customers	360,190	152,677
Property and Equipment-Net of Accumulated Depreciation	39,900	33,109
Prepaid Expenses	8,489	-
TOTAL ASSETS	576,139	242,812
LIABILITIES & MEMBERS' CAPITAL		
Accounts Payable	34,430	2,927
Accrued Expenses	58,512	-
	92,942	2,927
MEMBERS' EQUITY		
Members' Capital	239,885	71,053
Net Income	243,312	168,832
Total Members' Capital	483,197	239,885
TOTAL LIABILITIES & MEMBERS' CAPITAL	$ 576,139	$ 242,812

See accompanying notes and auditor's report.

CHAMPLAIN ADVISORS, LLC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
	-	-
REVENUES:		
Placement Success & Retainer Fees	$ 565,625	$ 395,805
Interest Income	702	-
TOTAL REVENUES	566,327	395,805
EXPENSES:		
Selling Expenses	169,436	173,330
General & Administrative Expenses	140,800	43,451
Depreciation	12,779	8,636
Disposal of Fixed Assets	-	1,556
Total Expenses	323,015	226,973
Net Income	$ 243,312	$ 168,832

See accompanying notes and auditor's report.

CHAMPLAIN ADVISORS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 243,312	$ 168,832
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,779	8,636
Loss on Abandonment of Property	-	1,556
INCREASES IN CASH BY:		
Increasing Accounts Payable	31,503	-
Increasing Accrued Expense	58,512	-
DECREASES IN CASH BY:		
Increasing Accounts Receivables	(207,513)	(144,749)
Increasing Prepaid Expenses	(8,489)	-
Decreasing Accounts Payable	-	(20,768)
Total adjustments	(113,208)	(155,325)
NET CASH PROVIDED BY OPERATING ACTIVITIES	130,104	13,507
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property	(19,570)	(9,692)
NET CASH USED BY INVESTING ACTIVITIES	(19,570)	(9,692)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' Capital Contributions	-	20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	20,000
NET INCREASE IN CASH	110,534	23,815
CASH AND EQUIVALENTS, Beginning	57,026	33,211
CASH AND EQUIVALENTS, Ending	$ 167,560	$ 57,026

See accompanying notes and auditor's report.

CHAMPLAIN ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Members' Capital - January 1,	$ 239,885	$ 71,053
Add:		
Net Income for the year ended December 31,	243,312	168,832
Members' Capital - December 31,	$ 483,197	$ 239,885

See accompanying notes and auditor's report.

NOTE 1 - SUMMARY OF SIGNIFICIANT ACCOUNTING POLICIES

Nature of Operations

Champlain Advisors, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The principal business of Champlain Advisors, LLC is to advise alternative asset managers regarding capital raising and to arrange commitments from institutional investors to provide such capital. Champlain Advisors, LLC clients include managers of venture capital, leverage buyout and other types of alternative investments. The investors with whom the firm deals include public and private pension funds, endowments, trusts and foundations and other financial institutions.

Basis of Presentation

The statements are prepared in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Revenue is recognized based on the terms of contractual agreements with clients. Revenue is considered earned when capital is committed by investors and is attributable to the Company. Upon the commitment by investors of capital, it is understood that the Company has earned a non-refundable placement fee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Management believes that all accounts receivable as of December 31, 2005 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2005.

Property and Equipment

Property and equipment is stated at cost and depreciated principally by the straight-line method over the estimated useful lives of the assets. Management assesses the recoverability of the carrying amount of property and equipment if certain events or changes occur, such as a significant decrease in market value of the assets or a significant change in the business conditions in a particular market.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 2 – CONCENTRATION OF RISK

Net Sales for the year ended December 31, 2005 includes sales to three major customers, each of which accounted for more than 10 % of the total net sales of the Company, as follows:

Customer	Percent of Sales	Receivables at December 31, 2005
A	56.0	$ 317,556
B	12.4	0
C	24.7	221
	93.1	$ 317,777

The Company maintains its cash balances in one financial institution located in Greenwich, Connecticut. At December 31, 2005 the Company's cash and cash equivalents exceeded federally insured limits by $59,952.

NOTE 3 – ACCOUNTS RECEIVABLES FROM CUSTOMERS

At December 31, accounts receivables consisted of the following:

	2005	2004
Current Receivables	$ 124,440	$ 152,677
Long-Term Receivables	235,750	0
Total	$ 360,190	$ 152,677

NOTE 4 - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	2005	2004
Computer Hardware	$ 30,484	$ 28,168
Furniture and fixtures	17,374	7,695
Software	17,366	9,791
	65,224	45,654
Less: Accumulated depreciation	25,324	12,545
Net Property and Equipment	$ 39,900	$ 33,109

NOTE 5 - ACCOUNTS PAYABLE

Balance comprised of the following:

	2005	2004
Trade Payables - Related Parties	$ 26,792	$ 2,442
Trade Payables – Vendors	7,638	485
Total	$ 34,430	$ 2,927

NOTE 6 - NET CAPITAL REQUIREMENTS

Champlain Advisors, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, Champlain Advisors, LLC had net capital of $ 74,618, which was $ 68,428 in excess of its required net capital of $ 6,190.

NOTE 7 – SUPPLEMENTAL DISCLOSURES OF CASH FLOW STATEMENT

During the years ended December 31, 2005 and 2004 cash payments for interest expense and income taxes were as follows:

	2005	2004
Interest paid	$ -0-	$ -0-
Taxes paid	-0-	-0-
	$ -0-	$ -0-

GREGORY H. BAKAY

Certified Public Accountant - Certified Valuation Analyst

256 Columbia Turnpike - Suite 213A, Florham Park, New Jersey 07932
Phone: 973-377-2117 - Facsimile: 973-377-0115

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Members of
Champlain Advisors, LLC

My report on my audit of the basic financial statements of Champlain Advisors, LLC for 2005 appears on pages two through ten. That audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The Computation of Net Capital and the Computation of Net Capital Requirements are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 28, 2006

CHAMPLAIN ADVISORS, LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

1.	Total ownership equity from Statement of Financial Condition		$ 483,197
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		483,197
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
5.	Total capital and allowable subordinated liabilities		483,197
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	$ 408,579	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot commodities – proprietary capital charges	0	
	D. Other deductions and/or charges	0	(408,579)
7.	Other additions and/or credits		0
8.	Net capital before haircuts on securities positions		74,618
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinated securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration	0	
10.	Net Capital		$ 74,618

CHAMPLAIN ADVISORS, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2005

Part A

11.	Minimum net capital required	$ 6,190
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries.	5,000
13.	Net capital requirement (greater of line 10 or 11)	6,190
14.	Excess net capital (line 10 less 13)	68,428
15.	Excess of net capital at 1000% (line 10 less 10% of indebtedness)	$ 65,324

GREGORY H. BAKAY

Certified Public Accountant - Certified Valuation Analyst

256 Columbia Turnpike - Suite 213A, Florham Park, New Jersey 07932
Phone: 973-377-2117 - Facsimile: 973-377-0115

REPORT
ON INTERNAL CONTROL

To the Members of
Champlain Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Champlain Advisors, LLC (the Company) for the year ended December 31, 2005, I considered its internal control in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted some matters involving internal control that I believe should be improved. (See management letter points attached).

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 28, 2006

Management Letter Points

Develop an Internal Control System

I am recommending the following management points because during the course of the audit, I noticed control concerns that should be addressed by Champlain Advisors, LLC management. Due to the limited number of transactions, small in size, these concerns are not material to the financial statement assertions. I believe, however, that certain steps should be taken to remediate them. During the audit of the Company's books and records, I noticed the following:

Cash Accounts - There was not a proper cut-off at year-end recording receipts and disbursements. In addition, checks were batched and recorded by journal entry. This procedure did not allow for a proper audit trail. Identifying amounts in the general ledger expense categories was difficult to trace to vendor invoices and expense reports.

Accounts Receivable - The Company does not maintain an accounts receivable subsidiary ledger. This currently is not problematic. However, as the company grows, an accounts receivable system would assist in safeguarding company assets.

Fixed Assets - During our audit procedures we noted small amounts and items expiring within one year were posted to fixed assets. Management should develop a policy as to which transactions should be capitalized as fixed assets.

Revenue - The Company does not maintain a sales journal which records invoices in sequential order Also, duplicate invoice numbers were issued to different customers. The lack.of an invoicing system hindered the complete review of accounts receivable. As mentioned under accounts receivable, this situation will become problematic as the company grows.

Expenses - Expense reports – An internal control system needs to be developed to account for expense reports and to assure that all expense reports have been recorded on the books. In addition, these expense reports were at times supported by photocopies not original receipts. As disclosed to management, photocopies are insufficient evidential matter in supporting assertions in the financial statements.

During our audit we examined vendor invoices which did not indicate entry in the general ledger, account classification and payment approval. Such procedures prevent duplicate recording of expenses and payments. In addition, management's assertions are communicated to personnel assigned to classifying transactions.

Internal control comprises the plan of organization and all of the co-ordinate methods and measures adopted within a business to safeguard its assets, check the accuracy and reliability of its accounting data, promote operational efficiency, and encourage adherence to prescribed managerial policies. Management should raise the standards of the company's internal control environment in order to meet the above-mentioned objectives.

Develop a Control Environment

Management has to take the lead in creating an atmosphere of control consciousness. If management has a high regard for maintaining reliable accounting records and adhering to established policies and procedures, then employees are likely to be more conscientious in performing their duties.

Develop an Information and Communication System

A system of information and communication consists of procedures and records established to initiate, record, process, and report transactions and conditions and to maintain accountability for the company's assets, liabilities, and equity.

Improve Segregation of Accounting Department Duties

Although the small size of the Company's office staff limits the extent of separation of duties, certain steps should be taken to separate incompatible duties. The basic premise is that no one employee should have access to both physical assets and the related accounting records or to all phases of a transaction.

Develop an Accounting Procedures Manual

I noted that the Company does not have an accounting procedures manual. There may be an assumption that because the Company's accounting system is relatively simple and accounting personnel have direct and easy access to management when questions arise, there is no need for a manual. However, written procedures, instructions, and assignments of duties will prevent or reduce misunderstandings, errors, inefficient or wasted effort, duplicated or omitted procedures, and other situations that can result in inaccurate or untimely accounting records. A well-devised accounting manual can also help to ensure that all similar transactions are treated consistently, that accounting principles used are proper, and that records are produced in the form desired by management. A good accounting manual should aid in the training of new employees and possibly allow for delegation to other employees of some accounting functions management performs.

It will take some time and effort for management to develop a manual; however, I believe this time will be more than offset by time save later in training and supervising accounting personnel. Also, in the process of the comprehensive review of existing accounting procedures for the purpose of developing the manual, management might discover procedures that can be eliminated or improved to make the system more efficient and effective.